EXPERFY, INC.

Annual Report on Form C-AR

For the fiscal year ended May 31, 2026

This annual report is filed under Rule 202 of Regulation Crowdfunding and is available on the Company's website at **www.experfy.com/investors**.

The financial statements in this report are unaudited. They have not been reviewed or audited by an independent accountant and are certified by the Company's co-chief executive officers.

Dated: November 12, 2026

1. The Company

Experfy, Inc. ("Experfy," the "Company," "we" or "our") is a Delaware corporation incorporated on April 20, 2010. Our principal office is in Westborough, Massachusetts, and our website is www.experfy.com. We had 28 employees as of the date of this report. The Company has no co-issuer.

2. Business and business plan

Experfy operates a technology talent marketplace and provides recruiting and workforce software. Our platform helps organizations find, assess and engage technical specialists and manage talent pools, and we provide specialists to clients on a contract basis. Most of our revenue comes from technology staffing and consulting services provided to agencies of the Commonwealth of Massachusetts.

We also provide specialists to Deloitte at cost under a 2019 agreement described in Section 5. Revenue from that arrangement ($2,041,999 in fiscal 2026 and $909,300 in fiscal 2025) is matched by an equal cost of revenue, so it adds to revenue but not to gross profit.

Our software includes an on-demand talent marketplace, TalentClouds (pools of specialists in specific skills, pre-vetted by subject-matter experts), and a talent acquisition platform with an applicant tracking system, a recruitment CRM and an AI copilot. We are investing in AI-based recruiting products. Over the next twelve months we plan to continue growing our public-sector staffing business, introduce our AI products to existing and new clients, and keep operating costs in line with gross profit.

3. Directors, officers and employees

Name	Positions held	Since	Principal occupation and business experience (past three years)
Harpreet Singh	Co-founder; Co-Chief Executive Officer; principal financial officer and principal accounting officer; Director	January 2014	Co-Chief Executive Officer of Experfy, leading strategy, finance and growth. Also a director of Expercoin LLC, a blockchain company.
Sarabjot Kaur	Co-founder; Co-Chief Executive Officer; Secretary; Director	January 2014	Co-Chief Executive Officer of Experfy, leading product and marketing strategy.
Mika Holman	Director; Head of Operations	January 2022	Head of Operations of Experfy, leading the talent pipeline and client operations.

Each person listed above has worked for the Company throughout the past three years.

4. Principal security holders

The following persons beneficially own 20% or more of the Company's outstanding voting equity securities, measured by voting power. The calculation uses 10,682,540 shares of common stock and Series Seed Preferred Stock outstanding, which vote together on an as-converted basis.

Name	Shares held	Voting power
Harpreet Singh	5,000,000 shares of common stock	46.8%
Sarabjot Kaur	5,000,000 shares of common stock	46.8%

Investors in our 2024–2025 Regulation Crowdfunding offering granted the Company's chief executive officer a proxy to vote their shares (43,583 shares, or 0.4% of voting power).

5. Capital structure and rights of our securities

Class	Par value	Authorized	Outstanding at May 31, 2026
Common Stock	$0.001	17,857,143	10,079,718
Series Seed Preferred Stock	$0.001	2,142,857	602,822
Total		**20,000,000**	**10,682,540**

In addition, 236,575 stock options and restricted stock units were outstanding under the Company's equity incentive plan, and 191,425 shares remained available for future awards. Share balances have not changed since May 31, 2026.

Common stock carries one vote per share and shares in the Company's remaining assets after the claims of creditors and the preferred stock. Series Seed Preferred Stock votes with the common stock on an as-converted basis (currently one common share for each preferred share), has protective voting rights under the certificate of incorporation, and on a liquidation is entitled to the greater of its original issue price plus declared but unpaid dividends or the amount it would receive on an as-converted basis.

Because the co-founders together hold about 94% of the voting power, they control the election of directors and decisions that require stockholder approval. Future issuances of stock, options or convertible securities would dilute existing holders, and the preferred stock's liquidation rights and Deloitte's rights described below reduce what common holders receive on a sale or liquidation.

Deloitte agreement. Under a 2019 agreement, Deloitte LLP made a payment to the Company that was allocated between a capital contribution and a prepayment for services. Deloitte did not receive stock. Instead, it holds rights that apply to a "Qualifying Event," meaning a liquidity event such as an asset sale, merger, initial public offering or similar change of control. On a Qualifying Event, the Company must pay Deloitte 10% of the Company's fair market value at that time. Deloitte also has a right of first offer: before completing a Qualifying Event, the Company must give Deloitte 60 days to enter into the same transaction on the same terms. These rights reduce the amount available to stockholders in a sale and could delay or discourage one. Under the same agreement, the Company provides services to Deloitte and its U.S. affiliates at cost and pays Deloitte a commission on business Deloitte refers to it.

There is no public market for our shares. Securities sold under Regulation Crowdfunding generally could not be transferred for one year after issuance except to the Company, to accredited investors, to family members or in a registered offering; that period has ended for all shares sold in our offering. The $4.51 price per share in our 2024–2025 offering was set by the Company and does not necessarily reflect the value of our shares.

6. Indebtedness

The Company has no loans or other borrowings. At May 31, 2026, it owed $14,351.73 on corporate credit cards, which it pays in the ordinary course, and $36,875.70 in accrued payroll and related liabilities.

7. Exempt offerings in the past three years

In an offering under Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) that began in September 2024, the Company sold 43,583 shares of common stock through the StartEngine platform, for gross proceeds of $170,658.40. Investors also paid $4,922.79 of platform fees directly to StartEngine. StartEngine retained a commission of $9,386.23 and a $15,000.00 StartEngine Premium fee, and withheld a deposit hold of $9,676.32 that the Company has not received (Note 7). The Company received net cash of $136,595.85 in four disbursements between December 2024 and April 2025, and issued an additional 1,135 shares of common stock to StartEngine Primary as offering compensation.

The Company used the proceeds mainly to develop its AI-based recruiting products and for sales and marketing. The Form C-U the Company filed on February 11, 2025 reported $153,889.68 and 38,495 shares sold as of that date; the amounts above are the final totals. The Company made no other exempt offerings in the past three years.

8. Transactions with related persons

Other than compensation paid to officers and employees for their services, the Company has had no transactions since June 1, 2024 with any director, officer, 20% holder, promoter, or member of their families that require disclosure, and none is currently proposed.

9. Discussion of financial condition

Results of operations

Revenue rose 61.0% to $7,344,069 in fiscal 2026 from $4,560,740 in fiscal 2025. Excluding the at-cost Deloitte arrangement, revenue rose 45.2% to $5,302,070 from $3,651,441, mainly because of growth in services to Commonwealth of Massachusetts agencies.

Gross profit increased 45.9% to $868,788 (11.8% of revenue) from $595,424 (13.1%). Excluding the at-cost Deloitte revenue, gross margin was 16.4% in fiscal 2026 and 16.3% in fiscal 2025.

Operating expenses rose 1.4% to $871,204, as higher recruiting and payroll costs were partly offset by lower general and administrative spending. With gross profit up $273,363 and operating expenses up $12,276, the net loss narrowed to $2,417 in fiscal 2026 from $263,506 in fiscal 2025.

Liquidity and capital resources

At May 31, 2026, the Company had cash of $260,140, accounts receivable of $133,192, and no borrowings other than $14,352 of credit card balances; working capital was $342,105. Cash decreased by $49,889 in fiscal 2026 because operating activities used $49,889, mainly as receivables grew with revenue. In fiscal 2025, operating activities used $297,651 and the Company received $136,596 of net proceeds from its Regulation Crowdfunding offering, so cash fell by $161,055. The Company had no capital expenditures in either year.

The Company expects to fund its operations over the next twelve months from cash on hand and collections from customers. It has no committed financing. Because one customer accounts for more than half of revenue, delays in that customer's payments or a reduction in its spending would affect liquidity. Our results depend heavily on public-sector staffing demand and on the Deloitte arrangement, so

investors should not assume that fiscal 2026 growth or margins will continue. There have been no material changes in our financial condition since May 31, 2026.

10. Prior compliance with ongoing reporting

The Company has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding:

- Its annual report for the fiscal year ended May 31, 2025 was due in late September 2025, 120 days after year-end, and was filed on October 8, 2025. That report included financial statements for fiscal 2024 and 2023 rather than fiscal 2025, and its fiscal 2024 figures included the $500,000 receivable corrected in Note 2. The fiscal 2025 financial statements are included in this report.
- This annual report for fiscal 2026 was due on September 28, 2026 and is being filed late, in November 2026.

11. Risk factors

An investment in Experfy involves significant risks, including the following:

- Customer concentration. Commonwealth of Massachusetts agencies accounted for about 55% of revenue in fiscal 2026 and 59% in fiscal 2025, and the Deloitte arrangement for about 28% and 20%. State contracts can be re-bid, reduced or ended, and budget pressures can cut spending. Losing either relationship would materially reduce revenue.
- Thin margins. Gross margin was about 12% of revenue in fiscal 2026. Small changes in bill rates, contractor pay or utilization can turn results into losses.
- Talent supply. We depend on recruiting and retaining qualified technical specialists, many of whom work as independent contractors, in a competitive market. Changes in worker-classification rules or in the cost of paying contractors could raise our costs.
- New products. Our AI-based recruiting products are early-stage. They may not win customers, may cost more to build than expected, and face growing regulation of automated hiring tools.
- Key people. We rely on our two co-founders and a small team. Losing any of them could disrupt the business.
- Control and dilution. The co-founders control about 94% of the voting power. Minority holders have little influence, may be diluted by future issuances, and rank behind the preferred stock on a sale or liquidation.
- Deloitte's rights on a sale. On a sale, merger, initial public offering or similar liquidity event, the Company must pay Deloitte 10% of its fair market value, and Deloitte has a 60-day right of first offer. These terms reduce what stockholders would receive and could discourage buyers.
- Illiquidity. There is no market for our shares, and investors may be unable to sell them.
- Financial reporting. Our financial statements are unaudited. We have identified and corrected a $500,000 error in previously reported fiscal 2024 results, and we filed annual reports late. Our accounting staff and internal controls are limited, and further errors could occur.
- Technology and security. Outages, cyberattacks or data breaches could harm clients, specialists and our reputation.
- Taxes. Our ability to use net operating loss carryforwards to reduce future taxes may be limited.
- Ending of reporting. Because the Company has fewer than 300 holders of record, it expects to stop filing annual reports under Regulation Crowdfunding after filing this report, as Rule 202(b) permits. Investors would then receive less information about the Company.

FINANCIAL STATEMENTS

As of May 31, 2026 and 2025 and for the years then ended

Unaudited

EXPERFY, INC.
BALANCE SHEETS

(Unaudited — U.S. dollars)

	May 31, 2026	May 31, 2025
ASSETS		
Current assets		
Cash and cash equivalents	260,140.29	310,029.69
Accounts receivable	133,192.28	80,268.11
Total current assets	393,332.57	390,297.80
Property and equipment, net	2,326.53	5,701.42
Total assets	**395,659.10**	**395,999.22**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Credit card payables	14,351.73	24,726.93
Accrued payroll and related liabilities	36,875.70	26,034.46
Total current liabilities	51,227.43	50,761.39
Deferred revenue, noncurrent	1,610.58	—
Total liabilities	**52,838.01**	**50,761.39**
Stockholders' equity		
Series Seed Preferred Stock, $0.001 par value; 2,142,857 shares authorized; 602,822 shares issued and outstanding	602.82	602.82
Common Stock, $0.001 par value; 17,857,143 shares authorized; 10,079,718 shares issued and outstanding	10,079.72	10,079.72
Additional paid-in capital	10,176,012.13	10,176,012.13
Accumulated deficit	(9,843,873.58)	(9,841,456.84)
Total stockholders' equity	**342,821.09**	**345,237.83**
Total liabilities and stockholders' equity	**395,659.10**	**395,999.22**

See accompanying notes.

EXPERFY, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited — U.S. dollars)

	Fiscal 2026	Fiscal 2025
Revenue	7,344,068.59	4,560,740.28
Cost of revenue	6,475,281.03	3,965,316.16
Gross profit	**868,787.56**	**595,424.12**
Operating expenses		
Technology and product development	409,625.17	411,461.14
Payroll and employee benefits	215,220.67	204,406.80
Recruiting and specialist vetting	70,670.43	41,164.49
Sales and marketing	34,541.02	37,136.05
General and administrative	137,772.12	161,384.71
Depreciation	3,374.89	3,374.89
Total operating expenses	871,204.30	858,928.08
Operating loss	**(2,416.74)**	**(263,503.96)**
Other income (expense)		
Interest income	—	0.02
Interest expense	—	(1.95)
Total other income (expense), net	—	(1.93)
Net loss before income taxes	(2,416.74)	(263,505.89)
Provision for income taxes	—	—
Net loss	**(2,416.74)**	**(263,505.89)**
Other comprehensive income	—	—
Comprehensive loss	**(2,416.74)**	**(263,505.89)**

See accompanying notes.

EXPERFY, INC.
STATEMENTS OF CASH FLOWS
(Unaudited — U.S. dollars)

	Fiscal 2026	Fiscal 2025
Cash flows from operating activities		
Net loss	(2,416.74)	(263,505.89)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	3,374.89	3,374.89
Changes in operating assets and liabilities:		
Accounts receivable	(52,924.17)	(71,484.95)
Credit card payables	(10,375.20)	16,223.44
Accrued payroll and related liabilities	10,841.24	17,741.66
Deferred revenue	1,610.58	—
Net cash used in operating activities	**(49,889.40)**	**(297,650.85)**
Cash flows from investing activities		
Net cash used in investing activities	**—**	**—**
Cash flows from financing activities		
Proceeds from issuance of common stock, net of offering costs (Note 7)	—	136,595.85
Net cash provided by financing activities	**—**	**136,595.85**
Net decrease in cash and cash equivalents	**(49,889.40)**	**(161,055.00)**
Cash and cash equivalents, beginning of year	310,029.69	471,084.69
Cash and cash equivalents, end of year	**260,140.29**	**310,029.69**
Supplemental disclosures		
Cash paid for interest	—	1.95
Offering costs withheld from offering proceeds by the funding portal	—	24,386.23
Deposit hold withheld from offering proceeds and not received (Note 7)	—	9,676.32
Common shares issued to the funding portal as offering compensation (shares)	—	1,135

See accompanying notes.

EXPERFY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited — U.S. dollars)

	Series Seed shares	Series Seed amount	Common shares	Common amount	Additional paid-in capital	Accumulated deficit	Total
Balance, May 31, 2024, before correction (Note 2)	**602,822**	**602.82**	**10,035,000**	**10,035.00**	**10,039,461.00**	**(9,077,950.95)**	**972,147.87**
Correction of an error (Note 2)						(500,000.00)	(500,000.00)
Balance, May 31, 2024, as restated	**602,822**	**602.82**	**10,035,000**	**10,035.00**	**10,039,461.00**	**(9,577,950.95)**	**472,147.87**
Issuance of common stock in Regulation Crowdfunding offering, net of offering costs (Note 7)			44,718	44.72	136,551.13		136,595.85
Net loss						(263,505.89)	(263,505.89)
Balance, May 31, 2025	**602,822**	**602.82**	**10,079,718**	**10,079.72**	**10,176,012.13**	**(9,841,456.84)**	**345,237.83**
Net loss						(2,416.74)	(2,416.74)
Balance, May 31, 2026	**602,822**	**602.82**	**10,079,718**	**10,079.72**	**10,176,012.13**	**(9,843,873.58)**	**342,821.09**

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. Organization and nature of business

Experfy, Inc. is a Delaware corporation, incorporated on April 20, 2010 and based in Westborough, Massachusetts. It operates a technology talent marketplace, providing technical specialists to public-sector and enterprise clients on a contract basis, and develops AI-based talent products. Its fiscal year ends on May 31.

2. Correction of an error in previously reported fiscal 2024 amounts

In May 2024 the Company issued a $500,000 invoice (invoice 1418) to a customer and recorded the amount as revenue and accounts receivable for the fiscal year ended May 31, 2024. The customer did not accept the invoice, no related costs were incurred, and the amount was never a valid receivable or revenue. The fiscal 2024 financial statements included in the Company's annual report filed on October 8, 2025 therefore overstated revenue, net income, accounts receivable, total assets and stockholders' equity by $500,000.

The Company has corrected the error by increasing the accumulated deficit at June 1, 2024 (the beginning of the earliest period presented) by $500,000. The correction had no effect on cash. Its effect on previously reported amounts is:

	As previously reported	Adjustment	As restated
Accounts receivable, May 31, 2024	508,783	(500,000)	8,783
Total assets, May 31, 2024	1,006,370	(500,000)	506,370
Total stockholders' equity, May 31, 2024	972,147	(500,000)	472,147
Revenue, fiscal 2024	9,328,907	(500,000)	8,828,907
Net income, fiscal 2024	2,216,271	(500,000)	1,716,271

Amounts in this table are in whole dollars as previously reported. The change in accounts receivable in the fiscal 2025 statement of cash flows is measured from the restated May 31, 2024 balance. The May 31, 2024 balances before correction in the statement of changes in stockholders' equity are taken from the Company's accounting records in dollars and cents; they differ from the whole-dollar amounts previously reported by less than $5 because of rounding.

3. Summary of significant accounting policies

Basis of presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP) on the accrual basis. They are unaudited.

Use of estimates. Preparing financial statements requires management to make estimates that affect reported amounts. Actual results could differ.

Cash and cash equivalents. Cash consists of balances in the Company's U.S. bank account and U.S.-dollar balances held with Wise and PayPal, which the Company uses to pay specialists and vendors. The Company had no cash equivalents.

Accounts receivable and credit losses. Receivables are recorded at invoiced amounts. The Company estimates expected credit losses based on customer type, aging and history. Most receivables are due from Commonwealth of Massachusetts agencies. Because expected credit losses were not material, the Company recorded no allowance at May 31, 2026 or 2025.

Property and equipment. Property and equipment are stated at cost less accumulated depreciation, which is computed on a straight-line basis over the assets' estimated useful lives.

Revenue recognition. The Company recognizes revenue from staffing and consulting services as the services are performed, generally based on hours worked at contracted rates, in accordance with ASC 606. Revenue is reported gross, with the cost of the specialists in cost of revenue. Revenue from the at-cost Deloitte arrangement is also reported gross, with an equal amount in cost of revenue, because the Company has concluded that it acts as principal in providing these services; this is consistent with the presentation in prior years. Amounts received before services are performed are recorded as deferred revenue.

Cost of revenue. Cost of revenue consists of amounts paid to specialists and contractors who deliver client services, including labor provided under the Deloitte arrangement.

Income taxes. The Company accounts for income taxes under ASC 740. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that they will not be realized. The Company had no uncertain tax positions requiring recognition.

Stock-based compensation. The Company recognized no stock-based compensation expense in fiscal 2025 or 2026.

Subsequent events. Management evaluated events through the date these financial statements were filed with the SEC and identified none requiring recognition or disclosure.

4. Liquidity

At May 31, 2026 the Company had cash of $260,140.29, working capital of $342,105.14 and no borrowings other than credit card balances. Net cash used in operating activities was $49,889.40 in fiscal 2026 and $297,650.85 in fiscal 2025. Management evaluated the Company's ability to meet its obligations for at least one year from the date these financial statements were filed and concluded that existing cash and expected collections are sufficient; accordingly, there is no substantial doubt about the Company's ability to continue as a going concern.

5. Revenue and concentrations

	Fiscal 2026	Fiscal 2025
Staffing and marketplace services	5,302,069.59	3,651,440.77
Deloitte at-cost arrangement	2,041,999.00	909,299.51
Total revenue	**7,344,068.59**	**4,560,740.28**

Commonwealth of Massachusetts agencies accounted for about 55% of revenue in fiscal 2026 and 59% in fiscal 2025, and for most accounts receivable at each year-end. The Deloitte arrangement accounted for about 28% and 20% of revenue. Deferred revenue of $1,610.58 at May 31, 2026 relates to the Deloitte arrangement.

6. Property and equipment

	May 31, 2026	May 31, 2025
Computer hardware	17,595.44	17,595.44
Furniture and fixtures	16,874.49	16,874.49
Office equipment	1,427.96	1,427.96
Total cost	35,897.89	35,897.89
Less accumulated depreciation	(33,571.36)	(30,196.47)
Property and equipment, net	**2,326.53**	**5,701.42**

Depreciation expense was $3,374.89 in each of fiscal 2026 and 2025.

7. Stockholders' equity

The Company is authorized to issue 17,857,143 shares of Common Stock and 2,142,857 shares of Series Seed Preferred Stock, each with a par value of $0.001. The rights of each class are described in Section 5 of this report.

Regulation Crowdfunding offering. In an offering that began in September 2024, the Company sold 43,583 shares of common stock through StartEngine for gross proceeds of $170,658.40. StartEngine withheld a commission of $9,386.23 and a StartEngine Premium fee of $15,000.00, which are recorded as offering costs. StartEngine also withheld a deposit hold of $9,676.32, which the Company has not received. The Company has asked StartEngine to release it, and StartEngine has said it will follow up on the timing. Because the timing and amount of any release were uncertain, the Company has not recorded the hold; any amount received will be recorded as additional paid-in capital. The Company received net cash of $136,595.85 in four disbursements between December 2024 and April 2025. It also issued 1,135 shares of common stock to StartEngine Primary as offering compensation, with no net effect on stockholders' equity.

Equity incentive plan. At May 31, 2026, 236,575 stock options and restricted stock units were outstanding and 191,425 shares were available for future awards.

8. Income taxes

The Company files federal and Massachusetts tax returns. For fiscal 2026 it reported federal taxable income of $55,629, which was fully offset by net operating loss carryforwards, so no federal income tax was due. Its Massachusetts corporate excise for fiscal 2026 was $891. The Company has federal net operating loss carryforwards available to offset future taxable income. Because of its history of losses and uncertainty about future taxable income, the Company has recorded a full valuation allowance against its net deferred tax assets, which consist mainly of these carryforwards, and recorded no provision for income taxes in either year. State excise, franchise and similar taxes that are not based on income are included in general and administrative expenses.

9. Leases

The Company's office lease, which was recorded as a right-of-use asset of $17,426 and a lease liability of $17,427 at May 31, 2024 in the previously issued financial statements, ended in December 2024. The Company had no lease liabilities at May 31, 2025 or 2026.

10. Related parties, commitments and contingencies

Other than compensation of officers and employees, the Company had no related-party transactions in fiscal 2025 or 2026. It is not a party to any material legal proceedings. As described in Note 7, the Company is seeking to recover a $9,676.32 deposit hold from StartEngine.

Deloitte agreement. As described in Section 5 of this report, on a Qualifying Event (a liquidity event such as an asset sale, merger, initial public offering or similar change of control) the Company must pay Deloitte 10% of the Company's fair market value at that time, and Deloitte has a 60-day right of first offer. No Qualifying Event has occurred. Consistent with prior years, the Company has not recorded a liability for these rights. The Company also provides services to Deloitte and its U.S. affiliates at cost under the same agreement.

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Harpreet Singh, Co-Chief Executive Officer of Experfy, Inc., certify that the financial statements of Experfy, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Harpreet Singh
Harpreet Singh, Co-Chief Executive Officer
Date: November 12, 2026

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Sarabjot Kaur, Co-Chief Executive Officer of Experfy, Inc., certify that the financial statements of Experfy, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Sarabjot Kaur
Sarabjot Kaur, Co-Chief Executive Officer
Date: November 12, 2026